EXHIBIT DD

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s annual report for 2004 on Form 18-K filed with the SEC on June 30, 2005, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Recent Political Developments

On July 5, 2005, the National Congress approved the formation of a parliamentary commission of inquiry (CPI) to investigate allegations that monthly payments had been made to certain legislators for their support for certain legislation. Known as the “CPI do Mensalão,” this CPI investigated not only allegations by Roberto Jefferson, the head of the Brazilian Workers Party (PTB), that the ruling Workers Party (PT) had paid certain Congressmen approximately US$12,000 per month for their support, but also charges that similar payments had been made during former President Fernando Henrique Cardoso’s administration to purchase votes for, among other things, a constitutional amendment that permitted Mr. Cardoso and State Governors to run for reelection. On November 16, 2005, this CPI was concluded without taking any further action.

Certain opposition parties filed suit against the PT on July 19, 2005 after the former treasurer of the PT admitted during a television interview in July 2005 that the PT had raised funds illegally to finance election campaigns. If the Supreme Electoral Court rules against the PT, the party could lose access to public financing before the 2006 elections and its license to operate as a political organization. The chairman, president and treasurer of the PT resigned from their respective posts in July 2005. On September 2, 2005, two parliamentary commissions of inquiry jointly recommended the expulsion of 19 Congressmen accused of participating in the scheme involving monthly payments to certain legislators. Four Congressmen have resigned, and five have been acquitted. The Chamber of Deputies has expelled Roberto Jefferson, for, among other things, making allegations without proof of alleged monthly payments to certain Congressmen in exchange for their support. Former presidential chief of staff José Dirceu and Pedro Corrêa have also been expelled. Seven Congressmen face a disciplinary process that could end in their expulsion. Severino Cavalcanti, a member of the Partido Popular (PP) and president of the Chamber of Deputies, who has been accused of extorting payments from a catering company operating in the Congressional building, also resigned after facing expulsion.

Balance of Payments; Foreign Trade; International Reserves

In 2005, Brazil registered an accumulated trade surplus of approximately US$44.8 billion, versus an accumulated trade surplus of approximately US$33.6 billion for the corresponding period in 2004. Exports in 2005 totaled US$118.3 billion, a 22.6% increase over the corresponding period of 2004, while imports totaled US$73.6 billion, a 17.1% increase from the US$62.8 billion recorded for the corresponding period in 2004. The improvement in the trade balance during 2005 resulted in an accumulated current account surplus of approximately US$14.2 billion, compared to an accumulated surplus of approximately US$11.7 billion in 2004. The accumulated balance of payments surplus was approximately US$4.3 billion in 2005 compared to an accumulated surplus of approximately US$2.2 billion in 2004.

In January 2006, Brazil registered a trade surplus of approximately US$2.8 billion, versus a trade surplus of approximately US$2.2 billion for the corresponding period in 2005. Exports in January 2006 totaled US$9.3 billion, a 24.5% increase over the corresponding period of 2005, while imports totaled US$6.4 billion, a 22.3% increase from the US$5.3 billion recorded for the corresponding period in 2005. The trade balance during January 2006 resulted in a current account deficit of approximately US$452 million, compared to a surplus of approximately US$802 million in January 2005. The balance of payments surplus was approximately US$2.7 billion in January 2006 compared to a surplus of approximately US$2.0 billion in January 2005.

Preliminary trade figures for February 2006 indicate that Brazil registered an accumulated trade surplus of approximately US$5.7 billion during the first two months of 2006 versus an accumulated trade surplus of approximately US$5.0 billion during the corresponding period of 2005. Exports during first two months of 2006 totaled US$18.0 billion, an 18.6% increase over the US$15.2 billion recorded during the corresponding period of the previous year. Imports during the first two months of 2006 totaled US$12.4 billion, a 20.7% increase from the US$10.2 billion recorded during the corresponding period of the previous year.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled US$49.3 billion on December 31, 2003, US$52.9 billion on December 31, 2004, US$53.8 billion on December 30, 2005 and US$57.5 billion on February 24, 2006.

Gross Domestic Product

Brazil’s GDP grew 2.3% in 2005, relative to the previous year. The industrial, services and agricultural sectors increased 2.5%, 2.0%, 0.8%, respectively, in 2005 relative to the previous year. With respect to demand, investments in manufacturing plants, machinery and capital equipment increased 1.6% in 2005 relative to 2004, while household consumption rose by 3.1% using the same base of comparison.

Prices

The broad consumer rate index, or IPCA, rose 9.3% in 2003, 7.6% in 2004, 5.7% in 2005 and 5.5% in the twelve-month period ended February 28, 2006.

The inflation rate (as measured by IGP-DI) rose 7.7% in 2003, 12.1% in 2004, 1.2% in 2005 and 1.2% in the twelve-month period ended February 28, 2006.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.8892 to US$1.00 on December 31, 2003, R$2.6544 to US$1.00 on December 31, 2004, R$2.3407 to US$1.00 on December 30, 2005 and R$2.1355 to US$1.00 on February 24, 2006.

Employment

After declining from 13.1% in April 2004 to 9.6% in December 2004, the unemployment rate in Brazil’s six largest metropolitan areas rose to 10.8% in April 2005 before falling to 9.4% in June 2005. The unemployment rate remained relatively constant through November 2005 before declining to 8.3% in December 2005. The unemployment rate rose again to 9.2% in January 2006.

On January 24, 2006, the Government announced that it would increase the monthly minimum wage by 16.7% to R$350 from R$300, effective April 1, 2006.

Foreign Investment

In 2005, net foreign direct investment totaled approximately US$15.2 billion, compared with approximately US$18.2 billion of such investment registered in 2004.

In January 2006, net foreign direct investment totaled approximately US$1.5 billion, compared with approximately US$1.2 billion of such investment registered in January 2005.

Monetary Policy

Between February 19, 2003 and April 14, 2004, the Central Bank reduced the Over/Selic rate target from 26.5% to 16%. In an effort to manage inflationary expectations, the Central Bank increased its

Over/Selic rate target from 16% to 16.25% on September 15, 2004, 16.75% on October 20, 2004, 17.25% on November 17, 2004, 17.75% on December 15, 2004, 18.25% on January 19, 2005, 18.75% on February 16, 2005, 19.25% on March 16, 2005, 19.5% on April 20, 2005 and 19.75% on May 18, 2005. After leaving the Over/Selic rate target unchanged on June 15, 2005, July 20, 2005 and August 17, 2005, the Central Bank reduced its Over/Selic target to 19.50% on September 14, 2005, 19.0% on October 19, 2005, 18.5% on November 23, 2005, 18.0% on December 14, 2005, 17.25% on January 18, 2006 and 16.5% on March 8, 2006.

Public Finance

In 2005, Brazil’s accumulated consolidated public sector primary surplus totaled R$93.5 billion (4.8% of GDP), compared with the R$81.1 billion (4.6% of GDP) consolidated public sector primary surplus recorded in 2004. The accumulated consolidated public sector nominal deficit in 2005 was R$63.6 billion (3.3% of GDP), compared with the R$47.1 billion (2.7% of GDP) consolidated public sector nominal deficit recorded in 2004.

In January 2006, Brazil’s consolidated public sector primary surplus totaled R$3.1 billion (1.8% of GDP), compared with the R$11.4 billion (7.5% of GDP) consolidated public sector primary surplus recorded in January 2005. The consolidated public sector nominal deficit in January 2006 was R$14.9 billion (8.9% of GDP), compared with the R$902 million (0.6% of GDP) consolidated public sector nominal deficit recorded in January 2005.

On September 20, 2005, the budget directives law (Lei de Diretrizes Orçamentárias) was enacted as Law No. 11,178. The law provides that tax revenues administered by the Federal Revenue Secretariat are not to exceed 16% of GDP and that non-financial current expenditures are not to exceed 17% of GDP. The consolidated primary surplus target for 2006 in accordance with Law No. 11,178 is 4.25% of GDP. As of March 15, 2006, the 2006 budget had not yet been approved by the National Congress. Under Law No. 11,178, the Government is permitted to spend each month up to one-twelfth of the proposed annual expenditure included in the Government’s proposed budget pending before Congress.

On February 15, 2006, President da Silva issued Provisional Measure No. 281, which exempts certain foreign investors from a capital gains tax on trading in Brazilian government bonds. The exemption is limited to investment funds that have at least 98% of their assets invested in Brazilian government bonds and in which all of the investors are nonresidents of Brazil. The exemption does not apply to repurchase transactions or to investors that are resident in countries that have no capital gains taxes or that impose such a tax a rate lower than 20%. The exemption is intended to increase the demand for Brazilian government bonds and, by doing so, reduce Brazil’s borrowing costs.

Public Debt

Brazil’s net public sector debt stood at R$1,014.4 billion (or 51.6% of GDP) on January 31, 2006, compared with R$957.0 billion (or 51.7% of GDP) on December 31, 2004 and R$1,002.5 billion (or 51.6% of GDP) on December 31, 2005. On January 31, 2006, Brazil’s consolidated net public sector external debt was R$38.2 billion (or 1.9% of GDP).

On December 31, 2005, Brazil’s U.S. dollar-indexed federal domestic debt securities totaled approximately R$26.4 billion (2.7% of all federal domestic debt securities). By contrast, the aggregate principal amount of the federal domestic debt securities indexed to the Over/Selic rate rose from R$449.0 billion (61.4% of all federal domestic debt securities) on December 31, 2003 to R$463.0 billion (57.1% of all federal domestic debt securities) on December 31, 2004 and R$507.2 billion (51.8% of all federal domestic debt securities on December 31, 2005, while fixed rate federal domestic debt securities increased from R$104.6 billion (14.3% of all federal domestic debt securities) on December 31, 2003 to R$184.8 billion (22.8% of all federal domestic debt securities) on December 31, 2004 and R$293.9 billion (30.0% of all federal domestic debt securities) on December 31, 2005.

Brazil’s U.S. dollar-indexed federal domestic debt securities, federal domestic debt securities indexed to the Over/Selic rate and fixed rate federal domestic debt securities fell to R25.1 billion (2.6% of all federal domestic debt securities), R$487.4 billion (49.5% of all federal domestic debt securities) and R$283.9 billion (28.8% of all federal domestic debt securities), respectively, on January 31, 2006, while inflation-indexed debt securities rose from R$152.2 billion (15.5% of all federal domestic debt securities) on December 31, 2005 to R$188.6 billion (19.2% of all federal domestic debt securities) on January 31, 2006.

In January 2006, the average tenor of Brazil’s federal domestic debt securities was 28.8 months, a reduction from the average tenor of 33.2 months in December 2002 and 31.3 months in December 2003, but an increase from the average tenor of 28.1 months in December 2004 and 27.4 months in December 2005. In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of federal domestic fixed-rate debt securities contributed to a further reduction of the average maturity of Brazil’s domestic debt securities, because Brazil’s fixed-rate federal domestic debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Recent Economic Events and Policies”. Of the R$984.9 billion in federal domestic debt securities outstanding on January 31, 2006, 40.6% were scheduled to mature on or before January 31, 2007.

On July 13, 2005, the Central Bank announced that the Government had decided to prepay US$4.9 billion in obligations owed to the IMF. Brazil made this prepayment on July 22, 2005. On December 27, 2005, Brazil prepaid the 10.8 billion in special drawing rights (SDRs) (based on a basket of key international currencies, equivalent to approximately US$15.5 billion calculated at the December 13, 2005 US$/SDR exchange rate) that remained outstanding to the IMF. Under the original schedule, the final repayment of the amounts due to the IMF would have occurred in 2007. Brazil also announced on December 22, 2005 that it would prepay the remaining US$2.6 billion in debt that it owed to the Paris Club of creditor nations.

On July 18, 2005, Brazil commenced an invitation to holders of its USD Front-Loaded Interest Reduction with Capitalization Series L Bonds due 2014 (“C Bonds”) to submit offers to exchange such bonds in a modified Dutch auction for 8% Amortizing Global Bonds (“Amortizing Global Bonds”) on the terms and subject to the conditions set forth in Brazil’s prospectus supplement dated July 18, 2005 to the prospectus dated January 5, 2005. The invitation expired at 4:30 p.m., New York City time, on July 21, 2005. Pursuant to the invitation, Brazil issued US$4,508,571,000 aggregate principal amount of Amortizing Global Bonds in exchange for US$ 4,272,201,000 aggregate principal amount of C Bonds tendered pursuant to the invitation. A total of US$5,310,671,000 aggregate principal amount of C Bonds had been outstanding prior to the exchange. The Amortizing Global Bonds were issued on August 1, 2005. The clearing extension of maturity for the Amortizing Global Bonds was 3.75 years. There was no proration and no cash offering. Accordingly, the Amortizing Global Bonds will mature on January 15, 2018. On October 17, 2005, Brazil exercised its rights to redeem the C Bonds at par value.

On September 13, 2005, Brazil completed an offering of US$1.0 billion aggregate principal amount of its 8.75% Global Bonds due 2025.

On September 26, 2005, Brazil completed an additional offering of R$3,400,000,000 (equivalent at issuance date to approximately US$1.5 billion) aggregate principal amount of its 12.50% Global BRL Bonds due 2016. The Global BRL Bonds are denominated in reais, Brazil’s official currency. Principal of and interest on the Global BRL Bonds will be translated into, and payment of such principal and interest will be made in, U.S. dollars. The offering of Global BRL Bonds was the first offering of Brazilian real-denominated bonds made by Brazil in the international capital markets.

Brazil completed the following additional offerings since September 26, 2005:

•	an offering of US$500,000,000 aggregate principal amount of its 7.875% Global Bonds due 2015 on November 17, 2005;

•	an offering of US$500,000,000 aggregate principal amount of its 8.25% Global Bonds due 2034 on December 6, 2005;

•	an offering of US$1,000,000,000 aggregate principal amount of its 7.125% Global Bonds due 2037 on January 18, 2006;

•	an offering of €300,000,000 aggregate principal amount of its 7.375% Global Bonds due 2015 on February 3, 2006; and

•	an offering of US$500,000,000 aggregate principal amount of its 7.125% Global Bonds due 2037 on March 23, 2006.

On February 9, 2006, the Government announced that the Brazilian National Treasury, together with the Central Bank of Brazil as its fiscal agent, had initiated a program for the repurchase of certain external debt securities using Brazil’s international reserves. The repurchase program targets the Government’s external debt securities that are scheduled to mature through 2010, as well as Brazil’s Brady bonds. The Government stated that in connection with the repurchase program, it had repurchased US$2.3 billion aggregate principal amount of its outstanding external debt securities between January 1, 2006 and February 9, 2006. The Brazilian National Treasury intends to cancel all debt securities repurchased under the program. The program is intended to reduce the Government’s debt service payments in the intermediate term. The repurchase program is intended to remain in effect until December 31, 2006.

On February 23, 2006, the Government announced that it planned to redeem all of its outstanding Brady Bonds on April 15, 2006, the next scheduled interest payment date under the bonds. A total of US$6.6 billion aggregate principal amount of bonds is to be redeemed by Brazil on that date. The Brady Bonds were originally issued in connection with a restructuring of Brazilian public sector external debt in 1994.